Exhibit 11.  Statement Regarding Computation of Per Share Earnings

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                                             Year Ended          Year Ended
                                            June 30, 2000       June 30, 1999
                                          _________________   _________________
EQUIVALENT SHARES:

Weighted Average Shares Outstanding             2,739,966           2,710,117

Total Diluted Shares                            2,753,593           2,794,544

Net Income                                $     3,209,722     $     2,410,452
Less Preferred Stock Dividend                         -                25,667
Income Available to Common Stockholders   $     3,209,722     $     2,384,785

Basic Earnings Per Share                  $          1.17     $          0.88
Diluted Earnings Per Share                $          1.17     $          0.86

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